Exhibit (a)(1)(B)

[INSERT ACCEPT OFFER BUTTON]	[INSERT REJECT OFFER BUTTON]
McAfee, Inc.
Initial Email to Eligible Employees

TO:	[EMPLOYEE NAME/EMAIL ADDRESS]
FROM:	tender_offer@mcafee.com
DATE:	January 4, 2008
SUBJECT:	Action Required: Urgent Information Regarding Your Stock Options
     Section 409A of the U.S. Internal Revenue Code imposes certain adverse personal tax consequences on discounted stock options (i.e., stock options that were granted with an exercise price less than the fair market value of the underlying stock on the date of grant). With respect to U.S. taxpayers, the adverse personal tax consequences only apply to discount options that vest after December 31, 2004. For U.S. taxpayers, the tax consequences under Section 409A may include federal income taxation at vesting (regardless of whether the stock option is exercised), an additional 20% federal penalty tax, and interest charges. In addition, there may be substantial state tax liabilities related to the discount options. For taxpayers in Canada, these consequences include the loss of preferential tax treatment upon the exercise of the discount options.
     You are receiving this email because, as a result of McAfee’s investigation into its stock option practices, it has been determined that certain of your currently outstanding McAfee, Inc. (“McAfee”) stock options are discount options and may be affected by Section 409A or may be ineligible to receive preferential tax treatment under Canadian tax laws. McAfee is offering you the opportunity to avoid the adverse personal tax consequences under Section 409A by voluntarily amending certain of your outstanding discount options, both vested and unvested (your “eligible options”), to remove the discount by increasing the exercise price per share to 100% of the fair market value per share on the date that McAfee determined the option was actually granted. For U.S. taxpayers, if you elect to participate in this offer to amend your eligible options, the amended stock options will be taxed upon exercise (and not upon vesting) and the 20% federal penalty tax under Section 409A would not apply to your eligible options following amendment. For Canadian taxpayers, if you elect to participate in this offer to amend your eligible options, you likely will be eligible for preferential tax treatment under Canadian tax laws.
     Furthermore, if you elect to amend your discount options pursuant to this offer, you will receive a cash payment. Eligible U.S. employees will receive an amount equal to 105% of the difference between the original exercise price per share and the new exercise price per share, for each share subject to a discounted option that is amended pursuant to this offer. Any such cash payments will be paid, less applicable tax withholdings, on the first payroll date in 2009. (Because of the Section 409A rules, we cannot make the cash payments in the same calendar year in which the discount options are amended). Eligible Canada employees will receive an amount equal to 150% of the difference between the original exercise price per share and the new exercise price per share, for each share subject to a discounted option that is amended pursuant to this offer. Any such cash payments will be paid, less applicable tax and social insurance withholdings, promptly following the expiration of the offer.
     Additional information regarding the amendment of these options and the timing and amount of the cash payments may be found in the documents linked to from this email.
     If you did not receive this email directly from tender_offer@mcafee.com, we believe your outstanding stock options are not adversely impacted by Section 409A or the Income Tax Act (Canada).
EMPLOYEE MEETINGS
     To help explain the potential adverse tax impact of Section 409A and the potential loss of preferential tax treatment under paragraph 110(1)(d) of the Income Tax Act (Canada) or under the Quebec tax legislation and how McAfee is addressing this situation, McAfee will be holding employee meetings that include an explanation of the adverse tax impact of Section 409A or the Income Tax Act (Canada) and Quebec tax legislation, as applicable, and an overview of the choices you have. In addition, these meetings will provide you with an opportunity to ask questions regarding the steps McAfee is taking to prevent the potential adverse tax impact under Section 409A and the applicable Canadian tax laws. The schedule is listed below.
     For eligible U.S. employees, McAfee will be holding live, in-person employee meetings in Plano, TX; Santa Clara, CA; and Beaverton, OR, as follows:
[Logistical information omitted]
     U.S. taxpayers should attend the meeting hosted out of Plano, Santa Clara, or Beaverton as the information is different and specific to eligible U.S. employees. Please do not attend the Canada session.
     For Canada taxpayers, McAfee will conduct a webcast on [Logistical information omitted] Canada taxpayers should attend the webcast on

[DATE], 2008, at [TIME], as the information is different and specific to Canada taxpayers. Please do not attend a U.S. session.
KEY DOCUMENTS AND MATERIALS
     (1) Presentations summarizing the background and key choices you have available:
Eligible U.S. employees: [LINK]
Eligible Canada employees: [LINK]
     (2) Offer to Amend Document (Please note that this is a very large file.):
[LINK]
     (3) Election Form and Addendum:
[ATTACHMENTS]
     The Election Form contains the terms and conditions of the offer, as well as a personalized addendum containing information regarding your eligible options, including the following:
•	Your eligible option or options;

•	The new exercise price if your eligible option or options are amended pursuant to this offer; and

•	A description of the cash payment you will be entitled to receive if your eligible options are amended pursuant to this offer.
     The Election Form is the form that you will need to submit to McAfee to indicate your acceptance or rejection of the terms of the offer.
     If you are unable to print your Election Form or submit your Election Form electronically, you may email tender_offer@mcafee.com.
ACTION ITEMS
     After reviewing the above materials, if you wish to participate in the offer, you will need to complete and submit the Election Form by fax to Charles Deaton at (972) 987-2047 or electronically via the email from tender_offer@mcafee.com dated January 4, 2008. Election Forms submitted by United States mail, Canadian post, Federal Express (or similar delivery service), or hand delivery are not permitted. The Election Form must be received by the Company by fax or via the email from tender_offer@mcafee.com dated January 4, 2008, no later than 11:00 p.m., Central Time on February 1, 2008.

QUESTIONS
     McAfee has engaged Alavarez & Marsal to prepare employee communications regarding this offer. They will not provide tax advice specific to an individual’s circumstances or make any recommendation. You should direct general questions about the terms of this offer or requests for general tax information about this offer via email to tender_offer@mcafee.com.
     We strongly recommend that you discuss any personal tax consequences of this offer with your financial, legal, and/or tax advisors.